AVG Technologies NV Gatwickstraat 9-39 1043GL Amsterdam The Netherlands avg.com +20 522 6210 Tel +20 522 6211 Fax

December 5, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.  20549-7010

Attention:	Mr. Patrick Gilmore, Accounting Branch Chief
Ms. Christine Davis, Assistant Chief Accountant
Ms. Megan Akst, Staff Accountant
Mr. Edwin Kim, Staff Attorney
Ms. Katherine Wray, Attorney-Advisor

Re:	AVG Technologies N.V. Form 20-F for the Fiscal Year Ended December 31, 2012 Filed April 5, 2013 File No. 1-35408

Ladies and Gentlemen:

This letter responds to a request from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 7, 2013 (the “Comment Letter”) regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 of AVG Technologies N.V. (the “Company”).  The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should any questions arise, please do not hesitate to contact me at +31 (0)20 522 6210 or john.little@avg.com or Bruce Dallas of Davis Polk & Wardwell LLP at (650) 752-2022, (650) 752-3622 (fax) or bruce.dallas@davispolk.com.

Thank you for your time and attention.

Yours sincerely,
/s/ John Little John Little Chief Financial Officer AVG Technologies N.V.

Enclosures

cc:	Gary Kovacs, Chief Executive Officer Christophe Francois, General Counsel AVG Technologies N.V. Bruce Dallas Davis Polk & Wardwelll LLP